SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE ORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Ordinary General Meeting held on April 8, 2009, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following items:

I. Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2008;

II. Capital Expenditure Budget for fiscal year 2009, as follows in R$ 36.369.785.182,00:

(in R$)
Direct investments	36.369.785.182
Project Finance	938.685.536
Capital increases in subsidiaries and other companies	5.229.464.446

2008 capital expenditures budget	42.537.935.164

Direct investments	20.594.470.718
Capital increases	5.229.464.446

Own resources	25.823.935.164

Direct investments	15.775.314.464
Project finance	938.685.536

Third party resources	16.714.000.000

Out of total direct investments, 50,4% will be used in the Exploration and Production Area, 32,8% in the Downstream Area, 10,5% in the Gas & Energy and 6,3% in other business areas.

III. Distribution of results for the fiscal year 2008, as follows:

Destination	(R$ million) 2008
Net Income for the Period	36.470
( -) Legal reserve (5%)	(1.824)
( -) Fiscal Incentive Reserve	(557)
( -) Statutory reserves	(395)
(=) Adjusted Net Income	33.694

Dividends – 29,04% (31,44% in 2007)	9.915
Interests on equity	7.020
Dividend	2.895
Profits retention reserve	23.779

Dividends Payment Schedule:

• April 24, 2009: R$ 3.334.149.161,20 (three billion, three hundred and thirty four million, one hundred and forty nine thousand, one hundred sixty one reais and twenty cents), equivalent to R$ 0.38 (thirty eight cents) per share, as interest on equity, based on the shareholding position as of December 26, 2008;

• June 24, 2009: R$ 3.334.149.161,20 (three billion, three hundred and thirty four million, one hundred forty nine thousand, one hundred and sixty one reais and twenty cents), equivalent to R$ 0.38 (thirty eight cents) per share, as interest on equity, based on the shareholding position as of December 26, 2008;

• August 14, 2009: R$ 3.246.408.393, 80 (three billion, two hundred and forty six million, four hundred and eight thousand, three hundred and ninety three reais and eighty cents), equivalent to R$ 0.37 (thirty seven cents) per share, and R$ 0.04 (four cents) as interest on capital (based on the shareholding position as of December 26, 2008) and R$ 0.33 (thirty three cents) as dividends (based on shareholding position as of April 08, 2009).

IV. Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Ms. DILMA VANA ROUSSEFF

Mr. GUIDO MANTEGA

Mr. SILAS RONDEAU CAVALCANTI SILVA

Mr. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. LUCIANO GALVÃO COUTINHO

Mr. SERGIO FRANKLIN QUINTELLA

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

V. Election of the Ms. DILMA VANA ROUSSEFF as Chairwoman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI. Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO – as Member and Mr. EDUARDO COUTINHO GUERRA as deputy.

Mr. TÚLIO LUIZ ZAMIN – as Member and Mr. RICARDO DE PAULA MONTEIRO as deputy.

Ms. CESAR ACOSTA RACH – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO – as Member and Ms. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Ms. MARIA LÚCIA DE OLIVEIRA FALCÓN – as Member and Mr. CELSO BARRETO NETO as deputy.

VII. Establishing the global remuneration of the administrators and the effective members of the audit committee at R$ 8.266.600,00 (eight million, two hundred and sixty six thousand, six hundred Reais), in the period understood between April 2009 and March 2010, inclusive, in the case of the Executive Board, of monthly honorary fees, vacation gratuity, Christmas bonus (13º wage) as well as their participation in the profits pursuant to Articles 41 and 56 of the Company’s Bylaws.

Rio de Janeiro, April 8, 2009.

José Sergio Gabrielli de Azevedo
President

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.